CUSIP NO. 021497300 13D/A


(1) Representing 5,500 units of Amended and Restated 12% Secured Convertible Notes due 2006 (the "Recovery II Notes")owned and the right to acquire 5,555,556 shares of Common Stock upon the conversion of the Recovery II Notes. Also represents 666,666 shares of Common Stock owned. Voting and dispositive power is exercised through its sole general partner, T. Rowe Price Recovery Fund II Associates, LLC. See Item 5 below for additional information.

                  SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, DC 20549
                              ___________

                            SCHEDULE 13D/A
                            (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-
        1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                         (Amendment No. 3)1

AMENDED TO INCLUDE EXHIBIT 7.11


                     Altiva Financial Corporation
                           (Name of Issuer)

                     Common Stock, $.01 par value
                    (Title of Class of Securities)

                              021497300
                            (CUSIP Number)

       Hubert M. Stiles, Jr., President, T. Rowe Price Recovery
                      Fund II Associates, L.L.C.
           100 East Pratt Street, Baltimore, Maryland  21202
                            (410) 345-6703
      (Name, Address and Telephone Number of Person Authorized to
                  Receive Notices and Communications)

  December 13, 1999, December 31, 1999, January 5, 2000, February 2,
       2000, February 29, 2000, March 9, 2000 and March 17, 2000
        (Date of Event which Requires Filing of this Statement)

      If  the  filing  person has previously filed a  statement  on
Schedule 13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-1(e),
13d-1(f) or 13d-1(g), check the following box    .
      Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-7(b) for other parties to whom copies are to be sent.
__________
1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     T. Rowe Price Recovery Fund II, L.P.
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  o
                                                            (b)  x
3    SEC USE ONLY


4    SOURCE OF FUNDS*

     WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED o
     PURSUANT TO ITEMS 2(d) or 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

               7     SOLE VOTING POWER
NUMBER OF            0 shares

SHARES         8     SHARED VOTING POWER
BENEFICIALLY         6,222,222 shares(1)
OWNED BY

EACH           9     SOLE DISPOSITIVE POWER
REPORTING            0 shares
PERSON         10    SHARED DISPOSITIVE POWER
WITH                 6,222,222 shares(1)

11   AGGREGATE   AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING
     PERSON

     6,222,222 shares(1)

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN x
     SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     39.4%

14   TYPE OF REPORTING PERSON *

     PN



1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     T. Rowe Price Recovery Fund II Associates, L.L.C.

2    CHECK  THE  APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)
                                                              (b)  x

3    SEC USE ONLY


4    SOURCE OF FUNDS*

     WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED o
     PURSUANT TO ITEMS 2(d) or 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Maryland

               7     SOLE VOTING POWER
NUMBER OF            0 shares

SHARES         8     SHARED VOTING POWER
BENEFICIALLY         6,222,222 shares(1)
OWNED BY

EACH           9     SOLE DISPOSITIVE POWER
REPORTING            0 shares

PERSON         10    SHARED DISPOSITIVE POWER
WITH                 6,222,222 shares(1)

11   AGGREGATE   AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING
     PERSON

     6,222,222 shares(1)

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN x
     SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     39.4%

14   TYPE OF REPORTING PERSON *

     OO (Limited Liability Company)




1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     T. Rowe Price Associates, Inc.

2    CHECK  THE  APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)
                                                              (b)  x

3    SEC USE ONLY


4    SOURCE OF FUNDS*

     WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED o
     PURSUANT TO ITEMS 2(d) or 2(e)


6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Maryland

               7     SOLE VOTING POWER
NUMBER OF            0 shares

SHARES         8     SHARED VOTING POWER
BENEFICIALLY         6,222,222 shares(1)
OWNED BY

EACH           9     SOLE DISPOSITIVE POWER
REPORTING            0 shares

PERSON         10    SHARED DISPOSITIVE POWER
WITH                 6,222,222 shares(1)

11   AGGREGATE   AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING
     PERSON

     6,222,222 shares(1)

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN x
     SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     39.4%

14   TYPE OF REPORTING PERSON *

     CO




1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Hubert M. Stiles, Jr.

2    CHECK  THE  APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                         (a)
                                                         (b)  x

3    SEC USE ONLY


4    SOURCE OF FUNDS*

     WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED o
     PURSUANT TO ITEMS 2(d) or 2(e)


6    CITIZENSHIP OR PLACE OF ORGANIZATION
     USA

               7     SOLE VOTING POWER
NUMBER OF            10,841 shares(1)

SHARES         8     SHARED VOTING POWER
BENEFICIALLY         6,222,222 shares(2)
OWNED BY

EACH           9     SOLE DISPOSITIVE POWER
REPORTING            10,841 shares(1)

PERSON         10    SHARED DISPOSITIVE POWER
WITH                 6,222,222 shares(2)

11   AGGREGATE   AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING
     PERSON

     6,233,063 shares

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN x
     SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     39.4%

14   TYPE OF REPORTING PERSON *
     IN


      This Schedule 13D Amendment No. 2 ("Amendment No. 2) is an amendment to the Schedule 13D that was filed with the Securities and Exchange Commission ("SEC") on July 10, 1998 (the "Original 13D") and the Amendment No. 1 to the Original 13D filed with the SEC on December 23, 1999 on behalf of T. Rowe Price Recovery Fund II, L.P. ("Recovery II"), T. Rowe Price Recovery Fund II Associates, LLC (the "General Partner"), T. Rowe Price Associates, Inc. (the "Manager"), and Hubert M. Stiles, Jr.("Stiles").

      Recovery II, the General Partner, the Manager, and Stiles are
sometimes   collectively  referred  to  herein  as  the  "Reporting
Persons."

      Altiva Financial Corporation, a Delaware corporation, is referred to herein as the "Issuer."

      Unless otherwise noted, the information contained in this Amendment No. 2 amends and restates the items below as previously disclosed in the Original 13D and Amendment No. 1. Capitalized terms not defined in this Amendment No. 2 shall have their respective meanings as set forth in the Original 13D and Amendment No. 1.

Item 3.        Source and Amount of Funds or Other Consideration.

     On June 29, 1998 Recovery II acquired 666,666 shares of the
Issuer's Common Stock for the total purchase price of $10,000,000.00. The working capital of Recovery II was the source of funds for this purchase.

     On June 29, 1999, Stiles received options to purchase 3,500 shares of the Issuer's Common Stock in partial compensation of services rendered as a director of the Issuer, of which options to purchase 1,166 shares of the Issuer's Common Stock are exercisable within 60 days of the date hereof.

     On August 31, 1999, Recovery II acquired 2000 units of the
Issuer's 12% Convertible Notes Due 2006 for an aggregate purchase of $2,000,000. The working capital of Recovery II was the source of funds for this purchase.

     On August 31, 1999, Stiles received options to purchase 500 shares of the Issuer's Common Stock in partial compensation of services rendered as a director of the Issuer.

     On October 6, 1999, Stiles became entitled to receive 6,246 shares of the Issuer's Common Stock in satisfaction of directors fees payable to Stiles for services rendered during the period September 1, 1998 through August 31, 1999.

     On December 13, 1999, Recovery II acquired 250 units of the
Issuer's 12% Convertible Notes Due 2006 for an aggregate purchase of $250,000. The working capital of Recovery II was the source of funds for this purchase.

     On December 31, 1999, Recovery II acquired 250 units of the
Issuer's 12% Convertible Notes Due 2006 for an aggregate purchase of $250,000. The working capital of Recovery II was the source of funds for this purchase.

     On January 5, 2000, Recovery II acquired 500 units of the
Issuer's 12% Convertible Notes Due 2006 for an aggregate purchase of $500,000. The working capital of Recovery II was the source of funds for this purchase.

     On February 1, 2000, Stiles became entitled to receive 2,929 shares of the Issuer's Common Stock in satisfaction of directors fees payable to Stiles for services rendered during the fiscal quarter ending November 30, 1999.

     On February 2, 2000, Recovery II acquired 500 units of the
Issuer's 12% Convertible Notes Due 2006 for an aggregate purchase of $500,000. The working capital of Recovery II was the source of funds for this purchase.

     The 3,500 units of the Issuer's 12% Convertible Notes Due 2006 acquired by Recovery II between August 31, 1999 and February 2, 2000 are collectively referred to herein as the "Original 2006 Notes."

     On February 29, 2000, Recovery II acquired 5,500 units of the Issuer's Amended and Restated 12% Secured Convertible Notes Due 2006 (the "Amended 2006 Notes") for $2,000,000 and by surrendering all of its Original 2006 Notes in the aggregate principal amount of $3,500,000. The working capital of Recovery II was the source of funds for this purchase.

Item 5.        Interest in Securities of the Issuer.


     (a) Recovery II is the record owner of (i) 666,666 shares of the Common Stock of the Issuer (the "Recovery II Common Stock") and (ii) 5,500 units of the Issuer's Amended 2006 Notes(the "Recovery II Convertible Notes"). The Recovery II Convertible Notes are convertible into 5,555,556 shares of the Issuer's Common Stock (the "Recovery II Note Shares"). The Recovery II Common Stock and the Note Shares are collectively referred to herein as the "Recovery II Shares".

     Stiles is the record owner of (i) 9,175 shares of the Issuer's Common Stock (the "Stiles Common Stock") and (ii) options to purchase 4,000 shares of the Issuer's Common Stock, of which options to purchase 1,666 shares of the Issuer's Common Stock are exercisable within 60 days of the date hereof (the "Stiles Options"). The Stiles Common Stock and the shares of the Issuer's Common Stock issuable upon the exercise of the Stile Options are collectively referred to herein as the "Stiles Shares".

     As the sole general partner of Recovery II, the General Partner may be deemed to own beneficially the Recovery II Shares. As the sole manager of the General Partner, the Manager may be deemed to own beneficially the Recovery II Shares. As the individual President of the Manager, Stiles may be deemed to own beneficially the Recovery II Shares and the Stiles Shares. The General Partner, the Manager and Hubert M. Stiles, Jr. each disclaim beneficial ownership of the Recovery II Shares and the Stiles Shares, except with respect to its or his pecuniary interest therein, if any. Recovery II disclaims beneficial ownership of the Stiles Shares, except with respect to its pecuniary interest therein, if any.

     Recovery II, the General Partner and the Manager may each be deemed to own beneficially 39.4% of the Common Stock, which percentage is calculated based upon 10,251,745 shares of the Common Stock disclosed by the Issuer as outstanding as of March 31, 2000 pursuant to an officer's certificate dated March 31, 2000 and filed herewith as
Exhibit 7.11. Stiles may be deemed to own beneficially 39.4% of the Common Stock, which percentage is calculated based upon 10,251,745 shares of the Common Stock disclosed by the Issuer as outstanding as of March 31, 2000 pursuant to an officer's certificate dated March 31, 2000 and filed herewith as Exhibit 7.11.

     (b)  Number of Common Stock as to which each such person has

          (i)  Sole power to vote or direct the vote:

                         0 shares for Recovery II, the General Partner
               and the Manager;

               10,841 shares for Stiles;

          (ii) Shared power to vote or direct the vote:

                 6,222,222 shares for each Reporting Person;

          (iii)     Sole power to dispose or to direct the disposition:

                         0 shares for Recovery II, the General Partner
               and the Manager;

               10,841 shares for Stiles;

          (iv) Shared power to dispose or to direct the disposition:

                 6,222,222 shares for each Reporting Person.

     (c) Except as set forth above, none of the Reporting Persons has effected any transaction in the Shares during the last 60 days.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Common Stock beneficially owned by any of the Reporting Persons.

     (e)  Not applicable.

Item 6.           Contracts,    Arrangements,    Undertakings    or
          Relationships with Respect to Securities of the Issuer.

     Pursuant to the terms of a certain Common Stock Purchase
Agreement dated June 24, 1998 (the "Purchase Agreement," attached hereto as Exhibit 7.2) by and between the Issuer and Recovery II, Recovery II purchased 666,666 shares of the Common Stock.

     Pursuant to the terms of the Registration Rights Agreement dated as of June 29, 1998 by and between the Issuer and Friedman, Billings, Ramsey & Co. on behalf of Recovery II (and certain other purchasers of the Issuer's capital stock) the "Registration Rights Agreement", attached hereto and filed as Exhibit 7.3, the Issuer has agreed to grant certain registration rights to the Recovery II (and certain other purchasers of the Issuer's capital stock).

     Pursuant to the terms of certain participation agreements dated August 31, 1999, December 13, 1999, December 31, 1999, January 5, 2000
and February 2, 2000 (each an "Participation Agreement," a form of which is attached hereto as Exhibit 7.4) by and between Recovery II and Value Partners, Ltd., Recovery II purchased an aggregate of 3,500 units of the Issuer's Original 2006 Notes.

     Pursuant to the terms of certain election agreements dated October 6, 1999 and February 1, 2000 (each an "Stiles Start-Up Director Election," a form of which is attached hereto as Exhibit 7.5), Stiles is entitled to receive 6,246 shares of the Issuer's Common Stock in satisfaction of directors fees payable to Stiles for services rendered during the period September 1, 1998 through August 31, 1999.

     Pursuant to the terms of an Amended and Restated Participation Agreement dated February 29, 2000 (the "Amended and Restated Participation Agreement," attached hereto as Exhibit 7.6) by and between Recovery II and Value Partners, Ltd., Recovery II purchased 5,500 units of the Issuer's Amended 2006 Notes and surrendered 3,500 units of the Issuer's Original 2006 Notes.

          Pursuant to the terms of an Exchange Agreement dated as of March 17, 2000 by and among the Company and the holders of the Original 2006 Notes (the "Exchange Agreement," attached hereto as
Exhibit 7.9), the Company consummated an exchange offer pursuant to which the Company exchanged $12,546,000 aggregate principal amount of the Amended 2006 Notes and an aggregate of 6,225,534 shares of its Common Stock for $29,520,000 aggregate principal amount of Amended 2006 Notes.

Item 7.   Material to be Filed as Exhibits.

           Exhibit 7.1 - Agreement regarding filing of joint Schedule
           13D.

           Exhibit 7.2 - Common Stock Purchase Agreement dated June 24, 1998 by and between the Issuer and Recovery II.
           (previously filed as Exhibit 7.2 to the Original 13D and incorporated by reference herein).

     Exhibit 7.3 - Execution Copy of the Registration Rights Agreement dated June 29, 1998 by and between the Issuer and Friedman, Billings, Ramsey & Co. on behalf of Recovery II (and certain other purchasers of the Issuer's capital stock) (filed as Exhibit 7.3 to the Original 13D and incorporated by reference herein).

     Exhibit 7.4 - Form of Participation Agreement dated August 31, 1999 December 13, 1999, December 31, 1999, January 5, 2000
           and February 2, 2000 by and between Value Partners Ltd. and T. Rowe Price Recovery Fund II L.P. (filed as Exhibit
           7.4 to Amendment No. 1 and incorporated by reference herein)

     Exhibit 7.5 - Form of Start-Up Director Election dated October 6, 1999 and February 1, 2000 (filed as Exhibit 7.5 to
           Amendment No. 1 and incorporated by reference herein)

     Exhibit 7.6 - Secured Convertible Note Purchase Agreement between the Issuer and Value Partners, Ltd., dated as of August
           31, 1999 (filed as Exhibit 3 to Amendment No. 1 to the
           Schedule 13D filed by Value Partners, Ltd. with the Securities and Exchange Commission on December 2, 1999 and incorporated by reference herein).

     Exhibit 7.7 - 12% Secured Convertible Note Due 2006 issued and sold by Issuer to Value Partners, Ltd. (filed as Exhibit 4 to Amendment No. 1 to the Schedule 13D filed by Value Partners, Ltd. with the Securities and Exchange Commission on December 2, 1999 and incorporated by reference herein).

     Exhibit 7.8 - $14,000,000 Amended and Restated Secured
           Convertible Senior Note due 2006 of the Issuer dated
           February 29, 2000 issued to Value Partners, Ltd. (filed as
           Exhibit 4.1 to the Issuer's Form 8-K file with the Securities and Exchange Commission on March 28, 2000 and incorporated by reference herein).

     Exhibit 7.9 - Amended and Restated Participation Agreement, dated as of February 29, 2000 between Value Partners, Ltd. and Recovery II (filed as Exhibit 7 to Amendment No. 2 to the
           Schedule 13D filed by Value Partners, Ltd. with the Securities and Exchange Commission on April 6, 2000 and incorporated by reference herein.

     Exhibit 7.10 - Exchange Agreement, dated as of March 17, 2000, by and among the Issuer and the holders of the Original 2006 Note (filed as Exhibit 10.4 to the Issuer's Form 8-K file with the Securities and Exchange Commission on March 28, 2000 and incorporated by reference herein).

     Exhibit 7.11 - Officer's Certificate dated as of March 31, 2000.


                               SIGNATURE

      After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  April 7, 2000


     T. ROWE PRICE RECOVERY FUND II, L.P.

     By:  T. Rowe Price Recovery Fund II Associates, L.L.C.,
          Its General Partner

     By:  T. Rowe Price Associates, Inc.,
          Its Manager

          By:  /s/ Hubert M. Stiles, Jr.
               Hubert M. Stiles, Jr.
               President


     T. ROWE PRICE RECOVERY FUND II ASSOCIATES, L.L.C.

     By:  T. Rowe Price Associates, Inc.,
          Its Manager

          By:  /s/ Hubert M. Stiles, Jr.
               Hubert M. Stiles
          President


     T. ROWE PRICE ASSOCIATES, INC.

          By:  /s/ Lucy B. Robins
               Lucy B. Robins
          Vice President


          /s/ Hubert M. Stiles, Jr.
          Hubert M. Stiles, Jr.
          Individually

                                                        EXHIBIT 7.1
                               AGREEMENT

      This agreement, dated as of April 7, 2000, is by and among T. Rowe Price, Recovery Fund II, L.P., a Delaware limited partnership,
T. Rowe Price Recovery Fund II Associates, L.L.C., a Delaware limited liability company, T. Rowe Price Associates, Inc., a Delaware corporation and Hubert M. Stiles, Jr., an individual.

      Pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the parties hereby agree to file a single statement on Schedule 13D/A on behalf of each of the parties, and hereby further agree to file this Agreement as an exhibit to such statement, as required by such rule.

     Executed and delivered as of the date first above written.

     T. ROWE PRICE RECOVERY FUND II, L.P.

     By:  T. Rowe Price Recovery Fund II Associates, L.L.C.,
          Its General Partner

     By:  T. Rowe Price Associates, Inc.,
          Its Manager

          By:  /s/ Hubert M. Stiles, Jr.
               Hubert M. Stiles, Jr.
               President

     T. ROWE PRICE RECOVERY FUND II ASSOCIATES, L.L.C.

     By:  T. Rowe Price Associates, Inc.,
          Its Manager

          By:  /s/ Hubert M. Stiles, Jr.
               Hubert M. Stiles, Jr.
          President

     T. ROWE PRICE ASSOCIATES, INC.

          By:  /s/ Lucy B. Robins
               Lucy B. Robins
               Vice President

          /s/Hubert M. Stiles, Jr.
          Hubert M. Stiles, Jr.
          Individually






                                                              EXHIBIT 7.11

                                                              CERTIFICATE

I, J. Richard Walker, in my capacity as Executive Vice President and Chief Financial Officer of Altiva Financial Corporation do hereby certify that as of the date hereof, there are 10,251,745 outstanding shares of the common stock, par value $.01, of Altiva Financial Corporation.

March 31, 2000



                                                     /s/ J. Richard Walker
                                                     J. Richard Walker